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                             January 11, 2024

       Shuo Shi
       Chief Executive and Operations Officer
       WiMi Hologram Cloud Inc.
       Room #2002, Building A, Wentley Center
       1st West Dawang Road, Chaoyang District
       Beijing, The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 14, 2023
                                                            File No. 001-39257

       Dear Shuo Shi:

              We have reviewed your December 14, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 18. Financial Statements
       Note 13. Goodwill, page F-50

   1. We note your response to prior comments 1 and 2. Please address the following as it relates to your fiscal
2022 goodwill impairment analysis:
                                                            Tell us if the 2023
forecasted revenues used in your goodwill impairment analysis for
                                                             Shenzhen Yidian
and Shenzhen Yitian were consistent with your internal budgeted and/or forecasted
revenues for 2023.
                                                            Tell us what your
actual revenue growth rates were for Shenzhen Yidian and
                                                             Shenzhen Yitian
for fiscal 2023. To the extent revenues did not meet the 200% and
                                                             707% growth rates
assumed for Shenzhen Yidian and Shenzhen Yitian, respectively, explain in detail
how that will impact the forecasts used in your fiscal 2023 goodwill
 Shuo Shi
WiMi Hologram Cloud Inc.
January 11, 2024
Page 2
          evaluation.
            Explain further the basis for your long-term growth rates, particularly since your historical growth rates do not appear to support such assumptions.
            Explain to us management   s role in determining the growth
assumptions used in your
          analysis. In this regard, you appear to indicate that rate projections included in your response were extracted from a forecast provided by your appraisal firm.
            Clarify what other specific risk factors were considered in determining the discount rate premium (i.e. industry specific premium risk, country specific risk premium, etc.).
2. You state in your response to prior comment 1 that the company has received offers to purchase Shenzhen Yitian and Shenzhen Yidian. Please provide more information regarding such offers. For example, tell us whether these were bona fide offers, when they were made, whether they were from unrelated third parties, the amount and terms of such offers and the reason for such offers, etc.
3. In your response to comment 2 you indicate that the growth rate projections for fiscal
      2024 are subject to greater uncertainties as the growth of Shenzhen Yidian and Shenzhen
      Yitian are beginning to stagnate. Please tell us how this will impact the growth rate projections used in your December 31, 2023 goodwill evaluation and, if available, what growth rate projections you will use in your 2023 goodwill evaluation.
4. You indicate in your response to comment 1 that in future filings you will update your
      impairment analysis and    make appropriate adjustments to goodwill.
Further, your
      response to comment 2 states that goodwill will face impairment risk in 2024 and such risks will be disclosed to your shareholders. Tell us if you have performed your goodwill impairment analysis as of December 31, 2023 and, if so, how your impairment analysis has changed based on 2023 actual results and greater uncertainties related to growth rate projections for 2024. To the extent that there will be remaining goodwill balances at risk for impairment, provide us with your draft disclosures for each reporting unit that is at risk for impairment.
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameShuo Shi
                                                             Division of
Corporation Finance
Comapany NameWiMi Hologram Cloud Inc.
                                                             Office of
Technology
January 11, 2024 Page 2
cc:       Jacen Chen
FirstName LastName